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                            WINTERGREEN FUND, INC.

                                CODE OF ETHICS

                                  APPENDIX B
                       ADDITIONAL PROVISIONS PURSUANT TO
                 SECTION 406 OF THE SARBANES-OXLEY ACT OF 2002

   SECTION 1: COVERED OFFICERS/PURPOSE

   This Appendix C has been adopted pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 (the "Act") and applies solely to the principal executive, financial, and accounting officers of the Fund (each a "Covered
                                                                  ________
Officer").
__________

   This Appendix has been adopted for the specific purpose of promoting honest and ethical conduct, compliance with applicable laws and governmental rules and regulations and accountability for adherence to the Code. Each Covered Officer should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to conflicts of interest.

   The Covered Officers and the date of effectiveness of this Appendix to them are:

   Simon D. Collier, Principal Executive Officer and Principal Financial Officer - September 29, 2005

   SECTION 2: CONFLICTS OF INTEREST

   A "conflict of interest" occurs when a Covered Officer's private interest interferes with the interests of, or the officer's service to, the Fund. For example, a conflict of interest would arise if a Covered Officer receives improper personal benefits as a result of the Covered Officer's position with the Fund. Conflicts may arise from, or as a result of, the contractual relationship between the Fund and its service providers, of which a Covered Officer is also an officer or employee. A Covered Officer may also be an officer or employee of one or more other investment companies covered by other similar codes. Such service, by itself, does not give rise to a conflict of interest.

   As applicable to a Covered Officer, the following must be approved by the Chairman of the Fund's audit committee ("Committee"):
                                       ______________

   (1) service on the board of directors or governing board of a publicly traded entity;

   (2) the receipt of any non-nominal gifts from persons or entities who have or are seeking business relationships with the Fund;

   (3) the receipt of any entertainment from any company with which the Fund has current or prospective business dealings unless such entertainment is business-related, reasonable in cost, appropriate as to time and place, and not so frequent as to raise any question of impropriety;

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   (4) any ownership interest (material to the officer) in, or any consulting or employment relationship with, any entities doing business with the Fund, other than its service providers or their respective affiliates.

   (5) any direct or indirect financial interest in commissions, transaction charges or spreads paid by the Fund for effecting portfolio transactions or for selling or redeeming shares other than an interest arising from the Covered Officer's employment with the Fund's service providers or their respective affiliates.

   SECTION 3. REQUIRED DUTIES

   A Covered Officer shall:

   (1) become familiar with the disclosure requirements generally applicable to the Fund;

   (2) not knowingly misrepresent, or cause others to misrepresent, facts about the Fund to others;

   (3) to the extent appropriate, consult with other officers and employees of the Fund and its service providers;

   (4) promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations; and

   (5) upon becoming a Covered Officer, affirm in writing to the Fund that the officer has received, read and understands the Code and, annually thereafter, affirm to the Fund that the officer has complied with the requirements of the Code.

   SECTION 4. VIOLATIONS

   A Covered Officer shall notify the Chairman of the Committee promptly if the officer knows of any violation of this Code.

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